UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, August 7 2007 – CPFL Energia S.A. (Bovespa: CPFE3 and NYSE: CPL), announces the 2Q07 results. The following financial and operational information except when otherwise specified, is presented in a consolidated form and in accordance with Company Legislation. Comparisons are relative to 2Q06, unless otherwise stated.

CPFL ENERGIA ANNOUNCES NET INCOME OF R$ 369 MILLION IN 2Q07

INDICATORS (R$ Million)	2Q07	2Q06	Var.	1H07	1H06	Var.
Energy Sales - GWh	11,016	9,939	10.8%	21,384	19,900	7.5%
Gross Operating Revenue	3,410	2,938	16.1%	6,751	5,727	17.9%
Net Operating Revenue	2,224	1,882	18.2%	4,377	3,704	18.2%
EBITDA	814	659	23.5%	1,683	1,313	28.2%
EBITDA Margin	36.6%	35.0%	-	38.4%	35.5%	-
Net Income	369	305	20.9%	842	612	37.6%
Net Income per Share - R$	0.77	0.64	20.9%	1.76	1.28	37.6%
Investments	312	219	42.6%	549	363	51.5%

2Q07 HIGHLIGHTS

  Acquisition of 100% stockholding in CMS Energy Brasil S.A. (announced in April 2007);
  Increase of 14.1% in energy sales within the concession ;
  Net operating revenue grows by 18.2%, EBITDA by 23.5% and net income 20.9%;
  Increase of 80.6% in CPFL Energia daily average trading volume in 1H07, up R$ 31.2 million compared to 2006.

(1) EBITDA is calculated as net income before taxes, financial expenses, income, depreciation, amortization and pension fund contributions plus adjustments for extraordinary items and non-recurring transactions.

Teleconference in Portuguese with Simultaneous Translation in English (Bilingual Q&A)

•      Wednesday, August 8, 2007 – 15:00 (SP), 14:00 (US-ET)
  Portuguese: 55-11-4688-6301 - Password: CPFL
  English: 1-800-860-2442 (US) and 1-412-858-4600 (Other Countries) - Password: CPFL
•      Webcast: www.cpfl.com.br/ir

1) ENERGY SALES

1.1) Total Energy Sales

Energy Sales - GWh
	2Q07	2Q06	Var.	1H07	1H06	Var.
Captive Market	8,687	7,744	12.2%	17,239	15,286	12.8%
Free Market	2,329	2,196	6.1%	4,145	4,614	-10.2%
Total	11,016	9,939	10.8%	21,384	19,900	7.5%

In 2Q07, total CPFL group energy sales through the distribution and commercialization segments were 11,016 GWh, an increase of 10.8% . If the acquisition of 32.7% of RGE and Santa Cruz (5.5%) had not been taken into account, organic growth in sales would have been 5.0% .

Sales to the captive market totaled 8,687 GWh, an increase of 12.2%, due to the organic growth within the CPFL Energia concession area, together with the 32.7% acquisition of RGE and that of Santa Cruz. Discounting the acquisition effect, the sales increase would have been 4.7% . Power sales to the free market were 2,329 GWh, an increase of 6.1% .

1.1.1) Captive Market

Captive Market - GWh
	2Q07	2Q06	Var.	1H07	1H06	Var.
Residential	2,635	2,320	13.5%	5,322	4,589	16.0%
Industrial	2,823	2,683	5.2%	5,504	5,237	5.1%
Commercial	1,607	1,372	17.1%	3,252	2,813	15.6%
Rural	587	459	28.0%	1,133	868	30.5%
Others	1,035	909	13.9%	2,028	1,779	14.0%
Total	8,687	7,744	12.2%	17,239	15,286	12.8%

In the captive market, there was an increase in the following classes: residential (13.5%), industrial (5.2%) and commercial (17.1%) . It should be noted that these increases were influenced by the acquisition of 32.7% of RGE and Santa Cruz.

Discounting the effect of the RGE and Santa Cruz acquisitions, the evolution would have been as follows:

  Residential and commercial classes increased by 6.9% and 11.0%, respectively. This volume increase is due to higher temperatures registered in CPFL Energia’s concession area (witch resulted in an increase of energy consumption), together with the performance of the economy (showed by an expansion in spending power and ease of credit and by the favorable foreign exchange variation).

  The industrial class fell 1.2% due mainly to the migration of captive customers to the free market, albeit in smaller quantities than in previous quarters.

1.1.2) Free Market

The free market grew 6.1%, which further demonstrates that the migration of customers to the free market has lost its impetus. In 2005, the sales increased by 113.8% and, in 2006, it increased by 31.1% .

1.2) Sales within the Concession Area

Sales within the concession area totaled 11,476 GWh, an increase of 14.1% . This was mainly due to the 32.7% acquisition of RGE and the acquisition of Santa Cruz, without which, the increase would have been 7.8% .

1.3) Sales by Consumer Class – Captive Market

As a consequence of the different sales evolutions by consumer class, a change in the sales profile to the captive market can be observed, demonstrated by the reduction in the participation of the industrial class, which fell from 34.6% to 32.5%, and by the increase in the residential class, up from 30.0% to 30.3% .

2) ECONOMIC-FINANCIAL PERFORMANCE

CONSOLIDATED INCOME STATEMENT	2Q07	2Q06	Var.	1H07	1H06	Var.
- CPFL ENERGIA (R$ Thousands)
GROSS OPERATING REVENUES	3,409,587	2,937,951	16.1%	6,751,315	5,727,329	17.9%
Net Operating Revenues	2,224,201	1,881,904	18.2%	4,377,395	3,703,710	18.2%
Cost of Electric Power	(1,149,388)	(1,004,723)	14.4%	(2,200,564)	(1,938,955)	13.5%
Operating Costs & Expenses	(348,809)	(296,583)	17.6%	(663,865)	(605,591)	9.6%
EBIT	726,004	580,598	25.0%	1,512,966	1,159,164	30.5%

EBITDA	814,100	658,957	23.5%	1,682,989	1,313,197	28.2%

Financial Income (Expense)	(156,145)	(89,814)	73.9%	(263,191)	(171,802)	53.2%
Operating Income	569,859	490,784	16.1%	1,249,775	987,362	26.6%
Income Before Taxes	567,534	488,677	16.1%	1,244,611	983,714	26.5%

NET INCOME	369,447	305,493	20.9%	842,375	611,981	37.6%

EPS - R$	0.77	0.64	20.9%	1.76	1.28	37.6%

2.1) Operating Revenues

Gross operating revenue over 2Q07 was R$ 3,410 million, equivalent to 16.1% growth (R$ 472 million), with net operating revenue standing at R$ 2,224 million, representing growth of 18.2% (R$ 342 million).

The main contributing factors to the evolution of operating revenue were:

(i)
An increase of 10.8% in total electric sales due mainly to the 12.2% growth in sales to the captive market resulting from the acquisition of 32.7% of RGE and acquisition of Santa Cruz and the organic growth of 4.7% in sales. Sales growth of 6.1% to the free market was also a contributing factor;

(ii)	Readjustment to distributor tariffs: CPFL Paulista (April 2007: 7.06%), CPFL Piratininga (October 2006: 10.79%) and RGE (April 2007: 6.05%);

(iii)	An increase of 20.0% (R$ 33 million) in Revenues from the use of distribution system.

During 1H07, gross operating revenue reached R$ 6,751 million, an increase of 17.9% (R$ 1,024 million), while net operating revenue was R$ 4,377 million, equivalent to 18.2% growth (R$ 674 million).

2.2) Cost of Electric Power

The cost of electric power comprised of the purchase of power for resale and charges for the use of the distribution and transmission systems totaled R$ 1,149 million in 2Q07, representing an increase of 14.4% (R$ 145 million):

•	The cost of power purchased for resale in 2Q07 was R$ 974 million, an increase of 19.8% (R$ 161 million). The main contributing factors to this variation are:

	(i)	An increase of 16.9% (R$ 153 million) in the cost of purchased power in both the regulated and the free contracting ambient;

	(ii)	The net effect of the 2005/2006 IRT recalculation (R$ 41 million).

The increase in costs of power purchased for resale was partially offset by the following factors:

(i)
An increase of power surplus and shortage and an increase of Pis and Confins credit, which together represented a revenue of R$ 89 million in 2Q06 and jumped to a revenue of R$ 122 million in 2Q07, with the consequent reduction in costs of R$ 33 million.

•
Charges for transmission and distribution system use were R$ 175 million in 2Q07, a reduction of 8.6% (R$ 16 million), due to the reduction of R$ 47 million in the amount referring to the net effect of the amortization and deferral of CVA.

2.3) Operating Costs & Expenses

Operating costs and expenses in 2Q07 were R$ 349 million, registering an increase of 17.6% (R$ 52 million). The main contributing factors for this variation were:

(i)	PMSO registered an increase of 19.5% (R$ 42 million), due to the following factors:

• Spending on personnel increased 21.3% (R$ 19 million), due mainly to the acquisition of 32.7% of RGE and the acquisition of Santa Cruz (R$ 9 million);

• Spending on outside services increased by 19.0% (R$ 12 million), due mainly to the acquisition of 32.7% of RGE and the acquisition of Santa Cruz (R$ 6 million);

•
Expenses incurred by other operating costs increased by 25.1% (R$ 12 million), due to, besides other factors, the acquisition of 32.7% of RGE and Santa Cruz (R$ 3 million)and the operational start up of the Campos Novos (Enercan) hydroelectric facility (R$ 3 million).

Note: PMSO considers Personnel, Material, Outside Services and others

Discounting the acquisition effect of 32.7% of RGE and Santa Cruz, the PMSO increase would have been 10.7% (R$ 23 million).

(ii)
Depreciation and Amortization registered an increase of 19.5% (R$ 15 million), due mainly to the acquisition of 32.7% of RGE and Santa Cruz (R$ 8 million) and the operational start up of Enercan (R$ 5 million);

(iii)	Goodwill amortization registered an increase of 178.6% (R$ 5 million), due to the incorporation of Semesa and CPFL Centrais Elétricas by CPFL Geração.

The increase in operating costs and expenses was partially offset by the following factor:

(i)
Revenues from the private pension fund, which were R$ 2 million in 2Q06, increased to R$ 13 million in 2Q07, due to the impacts in the expected real returns over the plan assets, as defined by the Actuarial Report from December 2006.

2.4) EBITDA

Based on the above factors, the 2Q07 CPFL Energia EBITDA was R$ 814 million, an increase of 23.5% (R$ 155 million). In 1H07, EBITDA was R$ 1,683 million, an increase of 28.2% (R$ 370 million).

2.5) Financial Result

In 2Q07, the financial result, equivalent to a net financial expense, was R$ 156 million, an increase of 73.9% (R$ 66 million) compared to the R$ 90 million of 2Q06. This variation can be explained as follows:

(i)	Financial revenues: a reduction of 52.7% (R$ 85 million), down from R$ 162 million in 2Q06 to R$ 77 million in 2Q07, due mainly to:

•
A reduction in the item Monetary and Foreign Exchange Update, which fell from a revenue of R$ 48 million in 2Q06 to an expense of R$ 3 million in 2Q07, resulting in a revenue reduction of R$ 52 million. In 2Q06, financial revenue was favorably influenced by gains from exchange rate variation relative to the hedge operation to RGE acquisition;

•
Reductions in CVA and “Parcel A” remuneration (R$ 14 million), in financial investments earnings (R$ 11 million) and in the extraordinary revenue (RTE) remuneration (R$ 8 million), related to the reduction of interest rates (Selic).

(ii)	Financial Expenses were down 7.5% (R$ 19 million), dropping from R$ 252 million in 2Q06 to R$ 233 million in 2Q07, mostly as a result of:

•
A reduction in the Monetary and Foreign Exchange Update, which fell from a R$ 47 million expense in 2Q06 to a R$ 30 million expense 2Q07, resulting in a cost reduction of R$ 17 million. It should be emphasized that this reduction was partially offset by the negative adjustment of the foreign exchange rate variation relative to the CMS acquisition hedge operation (R$ 23 million);

• Reduction in the cost of debt (R$ 4 million), caused by the fall in CDI and TJLP interest rates.

2.6) Net Income

Net income in 2Q07 was R$ 369 million, representing an increase of 20.9% (R$ 64 million). Net income per share was R$ 0.77.

In 1H07, net income was R$ 842 million, an increase of 37.6% (R$ 230 million), with net income per share reaching R$ 1.76.

3) INDEBTEDNESS

CPFL Energia total debt stood at R$ 5,637 million in 2Q07, an increase of 12.2% compared to 2Q06. Although the debt has increased in nominal value, its cost has fallen from 13.2% p.a. in 2Q06 to 11.7% p.a. in 2Q07, due to the lowering of interest rates (Selic) (from 16.4% p.a. to 12.6% p.a.) and TJLP (from 8.2% p.a. to 6.5% p.a.) over the period.

The following factors contributed to the decrease in the balance of debt.

(i)	Settlement of CPFL Paulista first issue of debentures (R$ 805 million);

(ii)	Amortization of BNDES financing (Parcel A and extraordinary revenue - RTE) of CPFL Paulista and CPFL Piratininga (R$ 243 million);

(iii)	Settlements made by CPFL Energia, CPFL Piratininga and CPFL Geração (R$ 231 million);

(iv)	Settlement of CPFL Paulista Floating Rate Notes (R$ 39 million);

The following factors contributed to the increase in the balance of debt.

(i)	Funding operations carried out by Nova 4 (holding 100% controlled by CPFL Energia used to Santa Cruz acquisition), CPFL Paulista, CPFL Geração and electric generation projects (R$ 745 million);

(ii)	Issue of debentures by CPFL Paulista (R$ 640 million);

(iii)	Issue of promissory notes by CPFL Energia (R$ 439 million);

(iv)	Release of BNDES financing to CPFL Paulista, CPFL Piratininga, RGE and electric generation projects (R$ 468 million).

As a consequence of the funding operations and the amortizations carried out, a change in the financial debt profile can be observed, specifically the growth in the volume of debt linked to CDI (from 26.5% to 48.1%), and the reduction in the volume of debt linked to IGP-M/IGP-DI (from 36.7% to 18.4%) and TJLP (from 30.1% to 28.5%) .

LOANS AND FINANCINGS - 2Q07 (R$ Thousands)

	Charges		Principal
	Short Term	Long Term	Short Term	Long Term	Total

LOCAL CURRENCY
BNDES - Repowering	203	-	4,768	30,539	35,510
BNDES - Investment	4,083	-	214,946	1,341,217	1,560,246
BNDES - RTE, Parcel "A" and Free Energy	1,624	-	302,593	1,182	305,399
Furnas Centrais Elétricas S.A.	-	-	4,865	132,866	137,731
Financial Institutions	35,660	-	587,077	143,936	766,673
Others	545	-	30,708	21,968	53,221
Subtotal	42,115	-	1,144,957	1,671,708	2,858,780

FOREIGN CURRENCY
IDB	728	-	3,304	67,105	71,137
Financial Institutions	2,682	15,549	212,533	536,741	767,505
Subtotal	3,410	15,549	215,837	603,846	838,642

DEBENTURES
CPFL Paulista	27,613	-	-	905,945	933,558
CPFL Piratininga	24,816	-	-	400,000	424,816
RGE	6,830	-	-	230,000	236,830
SEMESA	2,318	-	143,242	157,567	303,127
BAESA	5,228	-	-	36,366	41,594
Subtotal	66,805	-	143,242	1,729,878	1,939,925

TOTAL	112,330	15,549	1,504,036	4,005,432	5,637,347

Regarding CPFL Energia´s financial debt, it should be emphasized that R$ 4,021 million, or 71.3% of the total, is considered long term and R$ 1,616 million, or 28.7% of the total, is considered short term.

R$ Thousands	2Q07	2Q06	Var.

Total Debt (1)	(6,562,331)	(5,972,470)	9.9%
(+) Regulatory Assets (Liabilities)	817,606	1,223,474	-33.2%
(+) Available Funds	828,589	478,211	73.3%

(=) ADJUSTED NET DEBT	(4,916,136)	(4,270,785)	15.1%

(1) Financial Debt + Derivatives + Private Pension Fund (Fundação CESP)

Noticed an increase of 15.1%, (R$ 645 million) in net adjusted debt in 2Q07, which is a result of the total debt excluding regulatory assets and cash receivables, totaling R$ 4,916 million. The main contributory factors to the net adjusted debt were:

(i)	An increase of 9.9% (R$ 590 million) in total debt resulting from the following changes :

• Increase of 12.2% (R$ 615 million) in financial debt;

• Decrease of 4.0% (R$ 33 million) in private pension related debt;

(ii)	Reduction of 33.2% (R$ 406 million) in regulatory assets;

(iii)	Increase of 73.3% (R$ 350 million) in receivables.

The ratio debt/EBITDA fell from 1.8x in 2Q06 to 1.6x in 2Q07.

Schedule of Debt Repayment1 – R$ Millions

Note: (1) Considering the due date of CPFL Energia financial debt principal.

4) INVESTMENTS

In 2Q07, R$ 312 million was invested in the maintenance and expansion of business, of which R$ 190 million was channeled to distribution, R$ 2 million to commercialization and R$ 120 million to generation. In total, CPFL Energia invested R$ 549 million during 1H07.

Some of the main investments made during 2Q07 include:

  Distribution: investments were made in the expansion of the electric system to serve consumer market growth. Investments were also made in the maintenance and improvement of the electric system, in operational infrastructure, operational support systems and in research and development;

  Commercialization: Improvements in management and risk portfolio systems;

  Generation: Investments were mostly channeled to projects in construction – The Ceran Complex (hydroelectric facilities Castro Alves and 14 de Julho) and the Foz do Chapecó hydroelectric facility.

5) CASH FLOW

The table below shows the evolution of cash flow over 2Q07:

Consolidated

2Q07

Initial Cash Balance - 03/31/2007	722,152
Net Income	369,447

Consumers, Concessionaries and Licensees	76,141
Suppliers	37,481
Cash Investments	178,551
Depreciation and Amortization	137,783
Others	37,880

467,836
Investment Activities
Acquisition of Stake
Acquisition of Property, Plant and Equipment	(312,466)
Others	34,420

(655,483)
Financing Activities
Loans, Financing and Debentures	902,812
Principal Amortization of Loans, Financing and Debentures	(387,333)
Others	(719,046)

(203,567)

Generation of Cash Flow for the Period	(21,767)

Final Cash Balance - 06/30/2007	700,385

The cash flow balance at 2Q07 closing was R$ 700 million, representing a reduction of 3.0% (R$ 22 million) relative to the starting balance. The main contributing factors to this cash flow changes are the following:

(i)	Cash increase:

• Cash generated by operational activities in the amount of R$ 467 million;

• Funding, loans, financing and debentures, which surpassed amortizations by R$ 515 million.

(ii)	Cash reduction:

• Stockholding acquisition in the amount of R$ 377 million;

• Acquisition of fixed assets in the amount of R$ 312 million (as described in item 4 - “Investments”);

• Dividend payments related to 2H06, in the amount of R$ 719 million.

6) DIVIDENDS

CPFL has announced an intermediate dividend distribution, for 1H07, in the total amount of R$ 842 million, which corresponds to 100% of net income for the period and it is equivalent to R$ 1.755837558 per share.

The amounts declared surpass the “dividend policy” of CPFL Energia, which establishes the distribution of earnings, in the form of dividends and/or interest on capital (JCP) of at least 50% of adjusted net income, paid half-yearly.

Dividend Distribution – R$ Millions

The 1Q07, annualized half-yearly dividend yield, calculated as the average share price over the period (R$ 31.74) is 11.1% . When considering the closing price of the period (R$ 38.76), the annualized half-yearly dividend yield is 9.1% .

Note: The annualized half-yearly dividend yield does not consider dividend capitalization.

CPFL Energia's Dividend Yield

1H07

Annualized Dividend Yield¹	11.1%

Annualized Dividend Yield²	9.1%

(1) Based on the average share price over the period.
(2) Based on the closing share price over the period.

7) THE STOCK MARKET

7.1) Share Performance – 1Q07

CPFL Energia, currently running a free float of 27.08%, trades shares in Brazil (Bovespa) and in New York Stock Exchange (Nyse).

In 1H07, CPFL shares appreciated 35.7% on Bovespa and 55.7% on the Nyse, closing the half-year quoted at R$ 38.76 and US$ 60.73, respectively.

Shares Performance – 1Q07

The daily average trading volume over the half-year was R$ 31.2 million, of which R$ 19.2 million was on Bovespa and R$ 11.9 million on the Nyse, up 80.6% compared to the daily average volume of 2006. The number of daily transactions on Bovespa was up 96.8%, reaching 679 in 1H07 compared to 345 in 2006.

Daily Average Volume – R$ thousands

Note: Considers the sum of the daily average volume traded on Bovespa and Nyse.

7.2) Ratings

The following table shows the evolution of CPFL Energia’s corporate ratings:

Ratings of CPFL Energia - National Scale

Agency	Period¹	2Q07	2006	2005	2004

Standard & Poor's	Rating	brAA-	brA+	brA	brA
	Outlook	Stable	Positive	Positive	Positive

Fitch Ratings	Rating	AA (bra)	A+ (bra)	A- (bra)	A- (bra)
	Outlook	Stable	Stable	Stable	Stable

(1) Considers the position in the end of the period.

7.3) Corporate Governance

The CPFL Energia board of directors is composed of seven members, one of which is an independent member. At the Annual General Meeting held on April 10 2007, new board members were elected and given a one-year mandate. At a board meeting held on April 25 2007, the President and Vice-President were elected. Presented below are the seven effective members.

  Luiz Aníbal de Lima Fernandes (President)
  Cecília Mendes Garcez Siqueira (Vice-President)
  Francisco Caprino Neto
  Martin Roberto Glogowsky
  Milton Luciano dos Santos
  Otávio Carneiro de Rezende
  Ana Dolores Moura Carneiro de Novaes (Independent member)

The new model of Corporate Governance implanted in 2006 focused on streamlining the decision-making process. The attributions previously delegated to the former seven Advisory Committees by the Board of Directors were re-distributed to three new committees: the Management Process Committee, the Committee of Related Parties and the Human Resources Management Committee.

CPFL Energia is integrated into the major indexes that list companies practicing Differentiated Corporate Governance, Sustainability and Corporate Responsibility. The indexes include: Corporate Governance — IGC, the index of tag-along differentiated shares — ITAG and the index of Corporate Sustainability - ISE, of Bovespa.

8) SHAREHOLDING STRUCTURE

CPFL Energia is a holding company with stock participations in other companies and its results depend directly on the results of the controlled companies.

Note:   (1) Market position: 27.08% free float + 0.01% others
            (2) Indirect holding of 99.76% of RGE, through CPFL Serra Ltda.

8.1) Acquisition of CMS Energy Brasil S.A.

On April 12, 2007, CPFL Energia acquired 100% stock of CMS Energy Brasil S.A. CMS is a holding company which operated through its subsidiaries in the distribution, generation, trading and specialized electric power service segments. The distribution segment operates through four distributors – Companhia Paulista de Energia Elétrica, Companhia Sul Paulista de Energia, Companhia Jaguari de Energia and Companhia Luz e Força Mococa – which together distribute power to approximately 180 thousand customers, in 18 municipalities of which 15 are located in upstate São Paulo and another three are in the State of Minas Gerais.

In 2006, CMS sold 1,243 GWh of power, which generated net revenue of R$ 294 million, EBITDA of R$ 73 million and net income of R$ 35 million. The US$ 211 million acquisition is aligned with the CPFL Energia strategy of consolidation, taking advantage of opportunities to add value to the distribution, generation and trading of electric power. This applies especially to the distribution segment in which the synergy gain, allied to continuous operational improvements will permit the group to attain superior results.

The operation was approved by the National Electric Power Agency on June 5, 2007.

CMS’ results will be incorporated to CPFL Energia’s results as follows: Balance Sheet from June 2007 onward and Income Statement from July 2007 onward.

9) PERFORMANCE OF BUSINESS SEGMENTS

9.1) Distribution

9.1.1) Economic-Financial Performance

CONSOLIDATED INCOME STATEMENT - DISTRIBUTION (R$ Thousands)	2Q07	2Q06	Var.	1H07	1H06	Var.
GROSS OPERATING REVENUES	3,133,405	2,719,709	15.2%	6,244,683	5,281,020	18.2%
Net Operating Revenues	1,992,381	1,699,663	17.2%	3,952,464	3,301,342	19.7%
Cost of Electric Power	(1,165,169)	(1,008,106)	15.6%	(2,285,299)	(1,953,794)	17.0%
Operating Costs & Expenses	(297,994)	(263,280)	13.2%	(567,048)	(538,293)	5.3%
EBIT	529,218	428,277	23.6%	1,100,117	809,255	35.9%

EBITDA	596,249	496,364	20.1%	1,231,585	942,751	30.6%

Financial Income (Expense)	(83,011)	(148,320)	-44.0%	(121,871)	(200,511)	-39.2%
Operating Income	446,207	279,957	59.4%	978,246	608,744	60.7%
Income Before Taxes	442,545	277,804	59.3%	970,262	605,050	60.4%

NET INCOME	328,420	252,400	30.1%	676,615	455,573	48.5%

Operating Revenues

Gross operating revenue in 2Q07 was R$ 3,133 million, representing growth of 15.2% (R$ 414 million), while net revenue reached R$ 1,992 million, representing growth of 17.2% (R$ 293 million).

The main contributing factors to the operating revenue growth were:

(i)	Increase in power sales to captive customers by 12.2%, a result of the 32.7% acquisition of RGE and Santa Cruz and the 4.6% organic growth in sales;

(ii)	Readjustment of distributor tariffs: CPFL Paulista (April 2007: 7.06%), CPFL Piratininga (October 2006: 10.79%) and RGE (April 2007: 6.05%);

(iii)	Increase of 19.9% (R$ 33 million) in the revenues from the use of distribution system (TUSD).

In 1H07, gross operational revenue was R$ 6,245 million, representing growth of 18.2% (R$ 964 million), while net operational revenue reached R$ 3,952 million, representing growth of 19.7% (R$ 651 million).

Cost of Electric Power

The cost of electric power comprised of the cost of power for resale and the charges for the use of the transmission and distribution system totaled R$ 1,165 million in 2Q07, representing an increase of 15.6% (R$ 157 million):

•	The cost of purchased power for resale in 2Q07 was R$ 998 million, an increase of 21.9% (R$ 179 million). The main contributing factors were:

	(i)	An increase of 19.1% (R$ 174 million) in the cost of purchased power in both the free and regulated ambient;

(ii)	The net effect of the 2005/2006 IRT recalculation (R$ 41 million).

The increase in costs of power purchased for resale was partially offset by the following factors:

(i)	An increase of power surplus and shortage and an increase of Pis and Confins credit, which together represented a revenue of R$ 90 million in 2Q06 and jumped to a revenue of R$ 126 million in 2Q07, with the consequent reduction in costs of R$ 36 million.

  Charges for transmission and distribution system use were R$ 167 million in 2Q07, a reduction of 11.8% (R$ 22 million), due to the reduction of R$ 47 million in the amount referring to the net effect of the amortization and deferral of CVA.

Operating Costs & Expenses

Operating costs were R$ 298 million in 2Q07, registering an increase of 13.2% (R$ 35 million). The main contributing factors to this variation were:

(i)	PMSO registered an increase of 17.7% (R$ 34 million), due to the following factors:

• Spending on personnel increased 18.5% (R$ 15 million), due mainly to the 32.7% acquisition of RGE and Santa Cruz (R$ 9 million);

• Spending on outside services was up 18.7% (R$ 10 million), due mainly to the 32.7% acquisition of RGE and the acquisition of Santa Cruz (R$ 6 million);

• Expenses incurred by other operating costs increased by 23.7% (R$ 11 million), due to, among other factors, the 32.7% acquisition of RGE and the acquisition of Santa Cruz (R$ 3 million).

Note: PMSO considers Personnel, Material, Outside Services and others

(ii)	Depreciation and Amortization registered an increase of 13.4% (R$ 9 million), mainly due to the acquisition of 32.7% of RGE and the acquisition of Santa Cruz (R$ 8 million);

The increase in operating costs and expenses was partially offset by:

(i)	The private pension fund with a revenue of R$ 2 million in 2Q06, increased to R$ 12 million in 2Q07, due mainly to the impact from the expected real earnings of the plan’s assets as defined by the Actuary Report of December 2006.

EBITDA

As a result of the factors described above, EBITDA in 2Q07 was R$ 596 million, registering an increase of 20.1% (R$ 100 million). In 1H07, EBITDA was R$ 1,232 million, registering an increase of 30.6% (R$ 289 million).

Financial Result

In 2Q07, the financial result, equivalent to the net financial expense was R$ 83 million, a reduction of 44.0% (R$ 65 million) compared to the result of R$ 148 million in 2Q06. This variation can be explained as follows:

(i)	Financial revenue: down 28.5% (R$ 27 million), falling from R$ 95 million in 2Q06 to R$ 68 million in 2Q07, mainly the result of:

• Reductions in CVA and “Parcel A” remuneration (R$ 14 million) and in the extraordinary revenue (RTE) remuneration (R$ 8 million), related to the reduction of interest rates (Selic);

• Reduction in the item Monetary and Foreign Exchange Update, which represented revenue of R$ 1 million in 2Q06 but in 2Q07 represented an expense of R$ 3 million, implying a fall in revenue of R$ 5 million.

(ii)	Financial expenses: a reduction of 38.0% (R$ 92 million), down from R$ 243 million in 2Q06 to R$ 151 million in 2Q07, mainly due to:

• Reduction in interest on capital (JCP), down from R$ 82 million in 2Q06 to R$ 34 million in 2Q07, resulting in savings of R$ 47 million;

• Reduction in debt charges (R$ 25 million), resulting from the change in debt profile, combined with the lowering of the CDI and TJLP interest rates;

• Increase in the Monetary and Foreign Exchange Update which fell from an expense R$ 15 million in 2Q06 to an expense of R$ 9 million in 2Q07, resulting in a cost reduction of R$ 6 million.

Net Income

Net income in 2Q07 was R$ 328 million, an increase of 30.1% (R$ 76 million).

In 1H07, net income was R$ 677 million, an increase of 48.5% (R$ 221 million).

9.1.2) Distributor Economic-Financial Performance

9.1.2.1) CPFL Paulista

INCOME STATEMENT - CPFL PAULISTA (R$ thousands)	2Q07	2Q06	Var.	1H07	1H06	Var.
GROSS OPERATING REVENUES	1,652,589	1,557,474	6.1%	3,275,167	3,028,478	8.1%
Net Operating Revenues	1,057,204	986,973	7.1%	2,086,199	1,921,804	8.6%
Cost of Electric Power	(604,108)	(585,524)	3.2%	(1,153,263)	(1,127,427)	2.3%
Operating Costs & Expenses	(149,712)	(150,884)	-0.8%	(289,746)	(311,482)	-7.0%
EBIT	303,384	250,565	21.1%	643,190	482,895	33.2%

EBITDA	333,816	288,744	15.6%	705,066	559,126	26.1%

Financial Income (Expense)	(50,776)	(112,268)	-54.8%	(67,628)	(146,501)	-53.8%
Operating Income	252,608	158,388	59.5%	575,562	372,299	54.6%
Income Before Taxes	251,979	158,366	59.1%	575,996	372,558	54.6%

NET INCOME	193,431	178,494	8.4%	406,848	320,300	27.0%

Operating Revenues

Gross operating revenue in 2Q07 was R$ 1,653 million, representing growth of 6.1% (R$ 95 million), while net operating revenue reached R$ 1,057 million, representing growth of 7.1% (R$ 70 million).

Cost of Electric Power

The cost of electric power, comprised of power purchased for resale and the charges for transmission and distribution use was R$ 604 million in 2Q07, an increase of 3.2% (R$ 19 million). This variation is due mainly to the 4.39% increase in the volume of power purchased and the generator’s tariff readjustment.

Operating Costs and Expenses

Operating costs were R$ 150 million in 2Q07, registering a 0.8% reduction (R$ 1 million), mainly due to the private pension fund, which represented a revenue of R$ 1 million in 2Q06 and jumped to a revenue of R$ 9 million in 2Q07, mostly a result of the impact from the expected real earnings of the plan’s assets as defined by the Actuary Report of December 2006.

The decrease in operating costs and expenses was partially offset by the increase of 5.3% (R$ 6 million) in PMSO expenditures, mainly due to the increase in the cost of outside services (R$ 4 million), specifically those related to fixed asset maintenance and information technology.

EBITDA

In 2Q07, EBITDA was R$ 334 million, registering a15.6% reduction (R$ 45 million).

Financial Result

In 2Q07, the financial result, equivalent to a net financial expense was R$ 51 million, a 54.8% reduction (R$ 61 million) compared to the result of R$ 112 million in 2Q06. This was achieved by the reduction of indebtedness and the reduction in the cost of debt.

Net Income

In 2Q07, net income was R$ 193 million, an increase of 8.4% (R$ 15 million).

9.1.2.2) CPFL Piratininga

INCOME STATEMENT - CPFL PIRATININGA (R$ thousands)	2Q07	2Q06	Var.	1H07	1H06	Var.
GROSS OPERATING REVENUES	791,901	702,481	12.7%	1,600,129	1,411,237	13.4%
Net Operating Revenues	478,651	426,934	12.1%	973,413	855,233	13.8%
Cost of Electric Power	(287,573)	(239,854)	19.9%	(582,589)	(483,449)	20.5%
Operating Costs & Expenses	(68,351)	(62,617)	9.2%	(124,957)	(136,203)	-8.3%
EBIT	122,727	124,463	-1.4%	265,867	235,581	12.9%

EBITDA	135,072	138,119	-2.2%	289,964	262,509	10.5%

Financial Income (Expense)	(18,036)	(21,089)	-14.5%	(25,624)	(27,005)	-5.1%
Operating Income	104,691	103,374	1.3%	240,243	208,576	15.2%
Income Before Taxes	103,784	103,184	0.6%	238,659	207,937	14.8%

NET INCOME	75,475	72,129	4.6%	164,487	135,850	21.1%

Operating Revenues

Gross operating revenue in 2Q07 was R$ 792 million, representing 12.7% growth (R$ 89 million), while net operating revenue reached R$ 479 million, representing growth of 12.1% (R$ 52 million).

Cost of Electric Power

The cost of electric power, comprised of power purchased for resale and the charges for transmission and distribution use was R$ 288 million in 2Q07, a 19.9% increase (R$ 48 million). This variation is due mainly to the increase of 4.2% in the volume of power purchased and the generator’s tariff readjustment.

Operating Costs and Expenses

Operating costs were R$ 68 million in 2Q07, up 9.2% (R$ 5 million), mainly due to the increase of 12.9% (R$ 6 million) in PMSO expenditures, mostly a result of the increase in contingency provisions (R$ 5 million).

The increase in operating costs and expenses was partially offset by the revenue increase of R$ 2 million in the private pension fund, due mainly to the impact from the expected real earnings of the plan’s assets as defined by the Actuary Report of December 2006.

EBITDA

In 2Q07, EBITDA was R$ 135 million, registering a 2.2% reduction (R$ 3 million).

Financial Result

In 2Q07, the financial result, equivalent to a net financial expense was R$ 18 million, a 14.5% reduction (R$ 3 million) compared to the result of R$ 21 million in 2Q06. This was achieved by the reduction of indebtedness and borrowing at lower interest rates.

Net Income

In 2Q07, net income was R$ 75 million, a 4.6% increase (R$ 3 million).

9.1.2.3) RGE

INCOME STATEMENT - RGE (R$ thousands)	2Q07	2Q06	Var.	1H07	1H06	Var.
GROSS OPERATING REVENUES	621,757	586,876	5.9%	1,236,813	1,156,903	6.9%
Net Operating Revenues	409,789	368,453	11.2%	801,526	725,449	10.5%
Cost of Electric Power	(248,956)	(231,643)	7.5%	(499,244)	(468,933)	6.5%
Operating Costs & Expenses	(65,950)	(60,944)	8.2%	(126,234)	(116,961)	7.9%
EBIT	94,883	75,866	25.1%	176,048	139,555	26.1%

EBITDA	117,844	96,993	21.5%	222,575	181,758	22.5%

Financial Income (Expense)	(16,321)	(22,994)	-29.0%	(31,847)	(43,417)	-26.6%
Operating Income	78,562	52,872	48.6%	144,201	96,138	50.0%
Income Before Taxes	75,663	49,574	52.6%	135,747	90,615	49.8%

NET INCOME	49,973	33,626	48.6%	89,388	60,545	47.6%

Operating Revenues

Gross operating revenue in 2Q07 was R$ 622 million, representing 5.9% growth (R$ 35 million), while net operating revenue reached R$ 410 million, representing growth of 11.2% (R$ 41 million).

Cost of Electric Power

The cost of electric power, comprised of power purchased for resale and the charges for transmission and distribution use was R$ 249 million in 2Q07, an increase of 7.5% (R$ 17 million). This variation is mainly the result of the increase in the volume of power purchased and the generator’s tariff readjustment.

Operating Costs and Expenses

Operating costs and expenses were R$ 66 million in 2Q07, registering an increase of 8.2% (R$ 5 million), mainly due to the increase in the non-recurring expenses.

EBITDA

In 2Q07, EBITDA was R$ 118 million, registering a 21.5% increase (R$ 21 million).

Financial Result

In 2Q07, the financial result, equivalent to a net financial expense, was R$ 16 million, a reduction of 29.0% (R$ 7 million) compared to the result of R$ 23 million in 2Q06. The contributing factors are the decrease in interest rates and the change in debt profile, due to the renegotiation, by RGE, of a debt in the approximated amount of R$ 103 million, with the reduction in the cost of debt (from CDI + 1.75% per year to 106% of CDI).

Net Income

In 2Q07, net income was R$ 50 million, registering an increase of 48.6% (R$ 16 million).

9.1.3) IRTs of CPFL Paulista and RGE (Tariff Readjustments)

The CPFL Paulista electricity tariff was upwardly readjusted on April 8 2007, by an average of 7.06%, although the customer’s perception will only be 3.71% . The electricity supply tariff readjustment was applied in a differentiated form for each category of consumer. For small scale residential and commercial customers connected to low voltage (less than 2.3 kV), the average rate was 3.48% . For high voltage customers, who include medium and large scale industries, the average increase was 4.02% . The readjustment is valid throughout the CPFL Paulista market of 3.3 million clients.

In RGE’s case, the average readjustment was 6.05%, as from April 19, 2007, although the increase on the consumer’s electricity bill will be only 1.07% . For low voltage customers the rate is fixed at 0.20%, whereas the rate for the high voltage customers was established at 2.16% . The readjustment is valid for the entire RGE market of 1.1 million customers.

9.1.4) Tariff Revisions

Tariff Revisions
Distribution Company	Period	Date of next Tariff Revision
CPFL Piratininga	Each 4 years	October 2007
CPFL Santa Cruz	Each 5 years	February 2008
CPFL Paulista	Each 5 years	April 2008
RGE	Each 5 years	April 2008

9.2) Commercialization

CONSOLIDATED INCOME STATEMENT - CPFL BRASIL (R$ Thousands)	2Q07	2Q06	Var.	1H07	1H06	Var.

GROSS OPERATING REVENUES	460,627	441,324	4.4%	909,061	891,282	2.0%
Net Operating Revenues	396,351	379,846	4.3%	783,074	770,215	1.7%

EBITDA	80,275	60,004	33.8%	193,463	160,251	20.7%

NET INCOME	54,838	41,582	31.9%	130,673	109,932	18.9%

Operating Revenues

Gross operating revenue in 2Q07 was R$ 461 million, representing a 4.4% increase (R$ 19 million), while net operating revenue reached R$ 396 million, equivalent to growth of 4.3% (R$ 17 million). This increase in operating revenue is mostly a result of the 6.1% rise in sales.

In 1Q07, gross operating revenue was R$ 909 million, up 2.0% (R$ 18 million), while net operating revenue reached R$ 783 million, up 1.7% (R$ 13 million).

EBITDA

In 2Q07, EBITDA was R$ 80 million, an increase of 33.8% (R$ 20 million).

In 1H07, EBITDA was R$ 193 million, an increase of 20.7% (R$ 33 million).

Net Income

In 2Q07, net income was R$ 55 million, an increase of 31.9% (R$ 13 million).

In 1H07, net income was R$ 131 million, an increase of 18.9% (R$ 21 million).

9.3) Generation

CONSOLIDATED INCOME STATEMENT - GENERATION (R$ Thousands)	2Q07	2Q06	Var.	1H07	1H06	Var.
GROSS OPERATING REVENUES	180,250	130,762	37.8%	337,306	238,454	41.5%
Net Operating Revenues	166,517	123,574	34.8%	313,346	251,122	24.8%
Cost of Electric Power	(9,175)	(6,162)	48.9%	(14,222)	(9,490)	49.9%
Operating Costs & Expenses	(36,377)	(21,275)	71.0%	(69,070)	(45,058)	53.3%
EBIT	120,965	96,137	25.8%	230,054	196,574	17.0%

EBITDA	140,459	106,391	32.0%	264,983	217,057	22.1%

Financial Income (Expense)	(75,795)	(36,777)	106.1%	(110,671)	(66,152)	67.3%
Operating Income	45,170	59,360	-23.9%	119,383	130,422	-8.5%
Income Before Taxes	45,170	59,406	-24.0%	119,003	130,468	-8.8%

NET INCOME	69,868	38,338	82.2%	158,568	83,301	90.4%

Operating Revenues

Gross operating revenue in 2Q07 was R$ 180 million, representing growth of 37.8% (R$ 49 million), mostly due to the operational start-up of the Campos Novos hydroelectric facility (Enercan), in February 2007, contributing R$ 46 million and 543 GWh.

Net operating revenue was R$ 167 million, representing growth of 34.8% (R$ 43 million).

In 1H07, gross operating revenue reached R$ 337 million, a 41.5% increase (R$ 99 million), while net operating revenue was R$ 313 million, an increase of 24.8% (R$ 62 million).

Cost of Electric Power

The cost of electric power in 2Q07 was R$ 9 million, an increase of 48.9% (R$ 3 million). This increase is due mainly to the start of operations of Enercan.

Operating Costs and Expenses

Operating costs in 2Q07 were R$ 36 million, an increase of 71.0% (R$ 15 million). This increase is mostly the result of: (i) an increase of 92.3% (R$ 9 million) in the Depreciation and Amortization, resulting from the merging of the controlled company Semesa with CPFL Geração (merger goodwill) and (ii) the increases of 63.7% (R$ 3 million) in spending on personnel and 87.4% (R$ 2 million) on other operating costs, mainly due to the start-up of Enercan.

EBITDA

As a result of the factors described above, in 2Q07, EBITDA was R$ 140 million, an increase of 32.0% (R$ 34 million).

In 1H07, EBITDA was R$ 265 million, an increase of 22.1% (R$ 48 million).

Financial Result

In 2Q07, the financial result, equivalent to a net financial expense, was R$ 76 million, representing a 106.1% increase (R$ 39 million) against the result of R$ 37 million in 2Q06. This increase is mainly due to the payment of interest on capital (JCP), in the amount of R$ 36 million.

Taxation on Income

Taxation on income in 2Q07 was R$ 12 million, registering a reduction of 45.1% (R$ 9 million), mainly due to the fiscal benefits related to the interest on capital expense, acknowledged during the quarter.

Net Income

In 2Q07, net income was R$ 70 million, an increase of 82.2% (R$ 32 million).

In 1H07, net income was R$ 159 million, an increase of 90.4% (R$ 75 million).

Status of Generation Projects

Foz do Chapecó Hydroelectric Facility

The Foz do Chapecó Hydroelectric facility has been under construction since December 2006. Commercial operations are forecast for 2010. The participation of CPFL in the undertaking is 51%, which represents 436.1 MW of installed capacity and 220.3 median MW of secured power.

     Investor Relations

Tel.: (55) (19) 3756-6083

Fax: (55) (19) 3756-6089

E-mail: ri@cpfl.com.br

Site: www.cpfl.com.br/ir

CPFL Energia is the largest publicly-held group in the Brazilian electric sector, active in the distribution, commercialization and generation of electric power. CPFL is the only company in the Brazilian electric sector to simultaneously trade shares on the Novo Mercado – Bovespa and on the New York Stock Exchange with ADR’s level III. The company strategy is focused on operational efficiency and synergic business growth, together with financial discipline, sustainability social responsibility and differentiated corporate governance.

Statement of Assets – CPFL Energia
(R$ thousands)

	Consolidated

ASSETS	06/30/07	03/31/07

CURRENT ASSETS
Cash and Banks	828,589	1,028,907
Consumers, Concessionaries and Licensees	2,027,656	2,120,338
Dividends and Interest on Equity	-	-
Financial Investments	30,998	29,143
Recoverable Taxes	149,151	126,305
Allowance for Doubtful Accounts	(105,784)	(102,807)
Prepaid Expenses	216,537	259,948
Deferred Taxes	172,372	170,247
Materials and Supplies	15,678	20,540
Deferred Tariff Cost Variations	538,419	542,681
Other Credits	148,245	109,853

TOTAL CURRENT ASSETS	4,021,861	4,305,155

NON-CURRENT ASSETS

Long-Term Liabilities
Consumers, Concessionaries and Licensees	190,344	149,370
Depósitos Judiciais	105,564	92,518
Financial Investments	98,851	102,043
Recoverable Taxes	96,707	96,154
Prepaid Expenses	61,478	23,722
Deferred Taxes	935,376	914,046
Deferred Tariff Cost Variations	341,438	406,113
Other Credits	133,225	123,808

	1,962,983	1,907,774
Permanent Assets
Investments	3,052,803	2,782,875
Property, Plant and Equipment	6,758,808	6,372,469
Special Obbligation Linked to Concession	(871,105)	(816,277)
Deferred Charges	56,739	50,199

	8,997,245	8,389,266

TOTAL NON-CURRENT ASSETS	10,960,228	10,297,040

TOTAL ASSETS	14,982,089	14,602,195

Statement of Liabilities – CPFL Energia
(R$ thousands)

	Consolidated

LIABILITIES	06/30/07	03/31/07

CURRENT LIABILITIES
Suppliers	836,178	767,982
Accrued Interest on Debts	45,525	16,453
Accrued Interest on Debentures	66,805	86,529
Loans and Financing	1,360,794	905,072
Debentures	143,242	136,415
Employee Pension Plans	82,658	83,623
Regulatory Charges	70,830	66,768
Taxes and Social Contributions	569,228	551,844
Dividends and Interest on Equity	862,246	732,444
Accrued Liabilities	48,037	35,861
Deferred Tariff Gains Variations	217,994	257,325
Derivative Contracts	21,680	22,772
Other Accounts Payable	500,417	458,536

TOTAL CURRENT LIABILITIES	4,825,634	4,121,624

NON-CURRENT LIABILITIES
Suppliers	1,097	-
Accrued Interest on Debts	15,549	29,797
Loans and Financing	2,275,554	2,212,155
Debentures	1,729,878	1,803,875
Employee Pension Plans	709,573	741,469
Taxes and Social Contribution Payable	15,604	16,846
Reserve for Contingencies	110,043	96,355
Deferred Tariff Gains Variations	95,639	51,641
Derivative Contracts	111,073	47,703
Other Accounts Payable	130,352	139,397

TOTAL NON-CURRENT LIABILITIES	5,194,362	5,139,238

NON-CONTROLLING SHAREHOLDERS' INTEREST	95,816	2,128

SHAREHOLDERS' EQUITY
Capital	4,734,790	4,734,790
Capital Reserves	16	16
Profit Reserves	131,471	131,471
Retained Earnings	-	472,928

TOTAL SHAREHOLDERS' EQUITY	4,866,277	5,339,205

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	14,982,089	14,602,195

Income Statement – CPFL Energia
(R$ thousands)

	Consolidated		Variation	Consolidated		Variation
	2Q07	2Q06		1H07	1H06

OPERATING REVENUES
Eletricity Sales to Final Consumers	3,016,861	2,616,812	15.29%	6,008,806	5,105,885	17.68%
Eletricity Sales to Distributors	153,500	121,488	26.35%	285,102	237,583	20.00%
Other Operating Revenues	239,226	199,651	19.82%	457,407	383,861	19.16%

	3,409,587	2,937,951	16.05%	6,751,315	5,727,329	17.88%

DEDUCTIONS FROM OPERATING REVENUES	(1,185,386)	(1,056,047)	12.25%	(2,373,920)	(2,023,619)	17.31%

NET OPERATING REVENUES	2,224,201	1,881,904	18.19%	4,377,395	3,703,710	18.19%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(974,390)	(813,263)	19.81%	(1,845,573)	(1,562,126)	18.14%

Eletricity Network Usage Charges	(174,998)	(191,460)	-8.60%	(354,991)	(376,829)	-5.80%

	(1,149,388)	(1,004,723)	14.40%	(2,200,564)	(1,938,955)	13.49%

Operating Costs/Expenses
Personnel	(106,615)	(87,920)	21.26%	(203,952)	(195,477)	4.34%
Material	(12,156)	(13,461)	-9.69%	(23,356)	(24,868)	-6.08%
Outsourced Services	(78,015)	(65,576)	18.97%	(152,358)	(131,452)	15.90%
Other Operating Costs	(61,485)	(49,130)	25.15%	(108,801)	(96,083)	13.24%
Employee Pension Plans	12,581	1,892	564.96%	25,164	3,730	574.64%
Depreciation and Amortization	(94,953)	(79,457)	19.50%	(184,232)	(155,991)	18.10%
Merged Goodwill Amortization	(8,166)	(2,931)	178.61%	(16,330)	(5,450)	199.63%

	(348,809)	(296,583)	17.61%	(663,865)	(605,591)	9.62%

EBITDA	814,100	658,957	23.54%	1,682,989	1,313,197	28.16%

EBIT	726,004	580,598	25.04%	1,512,966	1,159,164	30.52%

FINANCIAL INCOME (EXPENSE)
Financial Income	76,511	161,746	-52.70%	178,655	305,953	-41.61%
Financial Expenses	(232,656)	(251,560)	-7.51%	(441,846)	(477,755)	-7.52%
Interest on Equity	-	-		-	-

	(156,145)	(89,814)	73.85%	(263,191)	(171,802)	53.19%

OPERATING INCOME	569,859	490,784	16.11%	1,249,775	987,362	26.58%

NONOPERATING INCOME (EXPENSE)
Nonoperating Income	2,700	985	174.11%	6,005	1,844	225.65%
Nonoperating Expenses	(5,025)	(3,092)	62.52%	(11,169)	(5,492)	103.37%

	(2,325)	(2,107)	10.35%	(5,164)	(3,648)	41.56%

INCOME BEFORE TAXES ON INCOME	567,534	488,677	16.14%	1,244,611	983,714	26.52%

Social Contribution	(51,995)	(45,096)	15.30%	(116,963)	(92,370)	26.62%
Income Tax	(145,975)	(129,918)	12.36%	(285,062)	(263,054)	8.37%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	369,564	313,663	17.82%	842,586	628,290	34.11%

Non-Controlling Shareholders' Interest	(117)	(30)	290.00%	(211)	(30)	603.33%
Extraordinary Item net of Tax Effects	-	(8,140)	100.00%	-	(16,279)	100.00%
Reversal of Interest on Equity	-	-		-	-

NET INCOME	369,447	305,493	20.93%	842,375	611,981	37.65%

EARNINGS PER SHARE (R$)	0.77	0.64	20.93%	1.76	1.28	37.65%

Income Statement - Consolidated (Pro-forma)
(R$ thousands)

	Consolidated		Variation	Consolidated		Variation
	2Q07	2Q06		1H07	1H06

OPERATING REVENUES
Eletricity Sales to Final Consumers	2,890,129	2,502,546	15.49%	5,763,976	4,883,024	18.04%
Eletricity Sales to Distributors	11,693	23,152	-49.49%	33,000	24,373	35.40%
Other Operating Revenues	231,583	194,011	19.37%	447,707	373,623	19.83%

	3,133,405	2,719,709	15.21%	6,244,683	5,281,020	18.25%

DEDUCTIONS FROM OPERATING REVENUES	(1,141,024)	(1,020,046)	11.86%	(2,292,219)	(1,979,678)	15.79%

NET OPERATING REVENUES	1,992,381	1,699,663	17.22%	3,952,464	3,301,342	19.72%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(997,897)	(818,499)	21.92%	(1,941,786)	(1,580,313)	22.87%

Eletricity Network Usage Charges	(167,272)	(189,607)	-11.78%	(343,513)	(373,481)	-8.02%

	(1,165,169)	(1,008,106)	15.58%	(2,285,299)	(1,953,794)	16.97%

Operating Costs/Expenses
Personnel	(96,511)	(81,458)	18.48%	(184,712)	(181,260)	1.90%
Material	(10,830)	(12,408)	-12.72%	(21,446)	(22,671)	-5.40%
Outsourced Services	(64,869)	(54,637)	18.73%	(126,035)	(109,359)	15.25%
Other Operating Costs	(55,091)	(44,537)	23.70%	(95,403)	(87,813)	8.64%
Employee Pension Plans	12,352	1,845	569.49%	24,706	3,636	579.48%
Depreciation and Amortization	(78,419)	(69,154)	13.40%	(154,907)	(135,376)	14.43%
Merged Goodwill Amortization	(4,626)	(2,931)	57.83%	(9,251)	(5,450)	69.74%

	(297,994)	(263,280)	13.19%	(567,048)	(538,293)	5.34%

EBITDA	596,249	496,364	20.12%	1,231,585	942,751	30.64%

EBIT	529,218	428,277	23.57%	1,100,117	809,255	35.94%

FINANCIAL INCOME (EXPENSE)
Financial Income	67,548	94,517	-28.53%	153,867	202,454	-24.00%
Financial Expenses	(116,321)	(161,337)	-27.90%	(241,500)	(321,465)	-24.88%
Interest on Equity	(34,238)	(81,500)	-57.99%	(34,238)	(81,500)	-57.99%

	(83,011)	(148,320)	-44.03%	(121,871)	(200,511)	-39.22%

OPERATING INCOME	446,207	279,957	59.38%	978,246	608,744	60.70%

NONOPERATING INCOME (EXPENSE)
Nonoperating Income	1,362	939	45.05%	2,800	1,798	55.73%
Nonoperating Expenses	(5,024)	(3,092)	62.48%	(10,784)	(5,492)	96.36%

	(3,662)	(2,153)	70.09%	(7,984)	(3,694)	116.13%

INCOME BEFORE TAXES ON INCOME	442,545	277,804	59.30%	970,262	605,050	60.36%

Social Contribution	(39,787)	(26,298)	51.29%	(87,673)	(56,867)	54.17%
Income Tax	(108,576)	(72,527)	49.70%	(240,212)	(157,953)	52.08%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	294,182	178,979	64.37%	642,377	390,230	64.61%

Extraordinary Item net of Tax Effects	-	(8,079)	100.00%	-	(16,157)	100.00%
Reversal of Interest on Equity	34,238	81,500	-57.99%	34,238	81,500	-57.99%

NET INCOME	328,420	252,400	30.12%	676,615	455,573	48.52%

Income Statement– CPFL Geração
(R$ thousands)

	Consolidated		Variation	Consolidated		Variation
	2Q07	2Q06		1H07	1H06

OPERATING REVENUES
Eletricity Sales to Final Consumers	753	57	1221.05%	1,724	112	1439.29%
Eletricity Sales to Distributors	177,115	129,814	36.44%	333,716	236,003	41.40%
Other Operating Revenues	2,382	891	167.34%	1,866	2,339	-20.22%

	180,250	130,762	37.85%	337,306	238,454	41.46%

DEDUCTIONS FROM OPERATING REVENUES	(13,733)	(7,188)	91.05%	(23,960)	12,668	-289.14%

NET OPERATING REVENUES	166,517	123,574	34.75%	313,346	251,122	24.78%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(704)	(3,625)	-80.58%	(1,260)	(4,978)	-74.69%

Eletricity Network Usage Charges	(8,471)	(2,537)	233.90%	(12,962)	(4,512)	187.28%

	(9,175)	(6,162)	48.90%	(14,222)	(9,490)	49.86%

Operating Costs/Expenses
Personnel	(6,445)	(3,852)	67.32%	(11,462)	(8,878)	29.11%
Material	(454)	(256)	77.34%	(840)	(649)	29.43%
Outsourced Services	(5,629)	(4,635)	21.45%	(11,610)	(10,385)	11.80%
Other Operating Costs	(4,355)	(2,324)	87.39%	(9,849)	(4,709)	109.15%
Employee Pension Plans	229	47	387.23%	458	94	387.23%
Depreciation and Amortization	(19,723)	(10,255)	92.33%	(35,767)	(20,531)	74.21%
Merged Goodwill Amortization	-	-		-	-

	(36,377)	(21,275)	70.98%	(69,070)	(45,058)	53.29%

EBITDA	140,459	106,391	32.02%	264,983	217,057	22.08%

EBIT	120,965	96,137	25.83%	230,054	196,574	17.03%

FINANCIAL INCOME (EXPENSE)
Financial Income	4,017	5,242	-23.37%	8,730	15,715	-44.45%
Financial Expenses	(43,586)	(42,019)	3.73%	(83,175)	(81,867)	1.60%
Interest on Equity	(36,226)	-	-100.00%	(36,226)	-	-100.00%

	(75,795)	(36,777)	106.09%	(110,671)	(66,152)	67.30%

OPERATING INCOME	45,170	59,360	-23.90%	119,383	130,422	-8.46%

NONOPERATING INCOME (EXPENSE)
Nonoperating Income	1	46	-97.83%	5	46	-89.13%
Nonoperating Expenses	(1)	-	-100.00%	(385)	-	-100.00%

	-	46	-100.00%	(380)	46	-926.09%

INCOME BEFORE TAXES ON INCOME	45,170	59,406	-23.96%	119,003	130,468	-8.79%

Social Contribution	(2,782)	(4,588)	-39.36%	(9,581)	(11,456)	-16.37%
Income Tax	(8,746)	(16,419)	-46.73%	12,920	(35,589)	-136.30%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	33,642	38,399	-12.39%	122,342	83,423	46.65%

Non-Controlling Shareholders' Interest	-	-		-	-
Extraordinary Item net of Tax Effects	-	(61)	-100.00%	-	(122)	-100.00%
Reversal of Interest on Equity	36,226	-	100.00%	36,226	-	100.00%

NET INCOME	69,868	38,338	82.24%	158,568	83,301	90.36%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 08, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.